UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

NU SKIN ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)
Delaware	001-12421	87-0565309
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

75 West Center Street Provo, Utah 84601
(Address of principal executive offices and zip code)
Gregory Belliston, (801) 345-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period ito which the information applies:
☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 thereunder (collectively, the "Rules") impose reporting, disclosure and other requirements on registrants that manufacture, or contract the manufacturing of, products for which any of the following minerals are necessary to their functionality or production: columbite-tantalite (coltan), cassiterite and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, the "3TG Minerals").

Nu Skin Enterprises, Inc. (the "Company") develops and distributes innovative consumer products, offering a comprehensive line of premium-quality beauty and wellness solutions under its two category brands: its beauty and personal care category brand known as Nu Skin® and its nutritional products category brand, Pharmanex®. The Company has also leveraged its scientific expertise in the area of anti-aging to develop its ageLOC® brand that features innovative products in both of these categories.

During 2015, the Company manufactured, or contracted the manufacturing of, certain devices and other products for which 3TG Minerals are necessary to their functionality or production (the "Covered Products"). Therefore, as required by the Rules, the Company conducted in good faith a reasonable country of origin inquiry that it believes was reasonably designed to determine whether any of the necessary 3TG Minerals contained in the Covered Products (1) originated in the Democratic Republic of the Congo or its adjoining countries (the "Covered Countries"); or (2) were from recycled or scrap sources. In conducting this inquiry, the Company requested that each supplier of the Covered Products complete a detailed questionnaire, using the reporting template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative.

All of the suppliers of the Covered Products indicated either (1) that the necessary 3TG Minerals contained in the Covered Products do not originate from the Covered Countries; or (2) in the case of one supplier, that the necessary 3TG Minerals contained in the Covered Products do originate from recycled or scrap sources. Based on these responses and, as appropriate, other communications with the suppliers, the Company has no reason to believe that the necessary 3TG Minerals contained in the Covered Products may have originated in the Covered Countries, or with respect to one supplier, the Company believes that the necessary 3TG Minerals did come from recycled or scrap sources.

This report on Form SD is also being posted on the Investor Relations portion of the Company's website, ir.nuskin.com. The content of the Company's website is referenced herein for general information only and is not incorporated by reference into this report on Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NU SKIN ENTERPRISES, INC.
(Registrant)

/s/ Ritch N. Wood May 13, 2016
By Ritch N. Wood (Date)
Chief Financial Officer